     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2000
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                     THE SECURITIES ACT OF 1933, AS AMENDED
                                ----------------

                               PHARMACYCLICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                  94-3148201
      (STATE OR OTHER JURISDICTION OF                   (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NUMBER)

                             995 EAST ARQUES AVENUE
                        SUNNYVALE, CALIFORNIA 94086-4521
                                 (408) 774-0330

    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ----------------

                             RICHARD A. MILLER, M.D.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               PHARMACYCLICS, INC.
                             995 EAST ARQUES AVENUE
                        SUNNYVALE, CALIFORNIA 94086-4521
                                 (408) 774-0330

          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:
                             LAURA A. BEREZIN, ESQ.
                               COOLEY GODWARD LLP
                               5 PALO ALTO SQUARE
                               3000 EL CAMINO REAL
                            PALO ALTO, CA 94304-2155
                                 (650) 843-5128

                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ----------------

                         CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                PROPOSED        PROPOSED       PROPOSED
           TITLE OF EACH CLASS OF                MAXIMUM         MAXIMUM        MAXIMUM
        SECURITIES TO BE REGISTERED           AMOUNT TO BE   OFFERING PRICE    AGGREGATE           AMOUNT OF
                                               REGISTERED     PER SHARE(1)   OFFERING PRICE(1)  REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value per share..      820,000        $45.5313      $37,335,625.00       $9,857.00
================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on March 30, 2000.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                   SUBJECT TO COMPLETION, DATED MARCH 31, 2000


PROSPECTUS



                                 820,000 SHARES

                               PHARMACYCLICS, INC.

                                  COMMON STOCK



        The selling stockholders listed on page 26 are offering up to 820,000 shares of Pharmacyclics, Inc. common stock. We sold the shares to the selling stockholders on March 2, 2000 in a private transaction.

        Our common stock is traded on the Nasdaq National Market under the symbol "PCYC". On March 30, 2000 last reported sale price for our common stock on the Nasdaq National Market was $43.625 per share.

                We will not be paying any underwriting discounts
                        or commissions in this offering.
                              --------------------

             INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF
                  RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                              --------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this prospectus is March 31, 2000.

   No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in the prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Pharmacyclics, and selling stockholders or by any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                              AVAILABLE INFORMATION

   This prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by Pharmacyclics with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to Pharmacyclics and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. The Commission maintains a website that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission. The address of such web site is http://www.sec.gov. Copies of such material can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's common stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning Pharmacyclics may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C.
20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents or portions of documents filed by Pharmacyclics (File No. 0-27066) with the Commission are incorporated herein by reference: (a) Annual Report on Form 10-K/A for the fiscal year ended June 30, 1999; (b) Quarterly Report on Form 10-Q for the quarter ended September 30, 1999; (c) Quarterly Report on Form 10-Q for the quarter ended December 31, 1999; (d) Definitive Proxy Statement dated November 9, 1999, filed in connection with Pharmacyclics's 1999 Annual Meeting of Stockholders; and (e) the description of Pharmacyclics common stock which is contained in Registration Statement on Form 8-A filed under the Exchange Act on October 20, 1995, including any amendment or reports filed for the purpose of updating such description.

   All reports and other documents subsequently filed by Pharmacyclics pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus.

   The Company will provide without charge to each person to whom this prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to Investor Relations, Pharmacyclics, Inc., at Pharmacyclics's executive offices located at 995 East Arques Avenue, Sunnyvale, California 94086, (408) 774-0330.

                                ----------------

PHARMACYCLICS(R), the "pentadentate" logo, ANTRIN(R), LUTRIN(R), OPTRIN(TM) and XCYTRIN(TM) are trademarks of Pharmacyclics, Inc. CITRA VU(TM) is the trademark of E-Z-EM, Inc. for the oral contrast agent it has licensed from Pharmacyclics, Inc. Other trademarks, trade names or service marks used herein are the property of their respective owners.

                                ----------------

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial data incorporated by reference in this prospectus. This prospectus contains, in addition to historical information, forward looking statements that involve risks and uncertainties. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  PHARMACYCLICS

INTRODUCTION

   We are a pharmaceutical company developing products to improve upon current therapeutic approaches to cancer, atherosclerosis and retinal disease. We develop patented small molecules called texaphyrins which, when injected, accumulate in cancerous tumors, in the diseased portions of major blood vessels and in small blood vessel growths in the retina. When these molecules are exposed to certain energy sources, such as X-ray, light or chemical, they are activated and can destroy diseased tissue with minimal damage to healthy cells. Our versatile texaphyrin-based technology platform can be designed for activation by different types of energy and used to treat a variety of diseases.

OUR LEAD PRODUCTS

        - XCYTRIN(TM) is a molecule that enhances the effects of radiation and chemotherapy for the treatment of cancer. XCYTRIN selectively accumulates in tumors and, when activated by radiation or chemotherapy, increases the destructive effect of these therapies on tumor cells, but not on healthy cells. XCYTRIN demonstrated improved tumor response and patient survival rates in a Phase I/II trial and is currently in an international Phase III clinical trial for the treatment of patients with tumors that have spread to the brain. Under an agreement with the National Cancer Institute, XCYTRIN is also being tested in a variety of other cancer types.

        - LUTRIN(R) is a molecule that, when activated by light energy of specific wavelengths, can be used to treat certain types of cancers. When injected into the body, LUTRIN selectively accumulates in tumors and, when exposed to the appropriate light energy, destroys tumor cells. LUTRIN also readily clears from the bloodstream, reducing the toxic effects it might have on healthy tissues. We are now conducting a Phase IIb clinical trial for LUTRIN as a photosensitizer for use in the photodynamic therapy of patients with recurrent breast cancers to the chest wall that have failed standard therapies.

        - ANTRIN(R)is a molecule that accumulates selectively in and reduces vascular plaque when activated by light energy. Traditionally, this plaque is treated with mechanical devices that physically reduce the plaque or maintain the blood vessel opening. ANTRIN reduces or eliminates vascular plaque using a non-mechanical technique we call photoangioplasty. In photoangioplasty, ANTRIN is injected into the bloodstream and the vessels are then exposed to light using an optical fiber inserted into the vessel via a catheter. ANTRIN acts to reduce plaque, opening blocked vessels for blood flow. Photoangioplasty with ANTRIN does not appear to result in the complications often associated with mechanical procedures and can be used to treat longer segments of the diseased vessels. We are now conducting a multicenter randomized Phase II clinical trial with ANTRIN in patients with peripheral arterial disease. We are also conducting a multicenter Phase I clinical trial of ANTRIN for the treatment of coronary artery disease.

        - OPTRIN(TM) is a molecule that selectively eliminates abnormal small blood vessels in the retina when activated by light of specific wavelengths. If left untreated, this condition, known as age-related macular degeneration, can lead to blindness. OPTRIN is currently in a Phase II clinical trial being conducted by our corporate partner, Alcon.

   We have retained worldwide product marketing rights for XCYTRIN and ANTRIN and U.S., Canadian and Japanese marketing rights for LUTRIN. We have established and will continue to establish relationships with third parties to expand our research and development activities and to provide manufacturing capacity and sales and marketing capabilities.

RECENT DEVELOPMENTS

Private Placement. On March 7, 2000 we completed a $60.1 million private placement with the selling stockholders, before offering costs, of 820,000 shares of our common stock. The common stock was issued to the selling stockholders pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 506 of Regulation D thereof. The common stock is being registered by Pharmacyclics on a Registration Statement on Form S-3, of which this prospectus forms a part, pursuant to which all of the common stock may be offered from time to time by the selling stockholders.


                  CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

   Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, but are not limited to, statements concerning our plans to:

        -      continue development of our current products under development;

        - conduct clinical trials with respect to our products under development;

        - utilize our capital resources and the net proceeds from this offering and the time periods related thereto;

        -      seek regulatory approvals;

        - engage third-party manufacturers to supply our clinical trials and commercial requirements;

        -      establish a marketing and distribution capability; and

        - evaluate additional products under development for subsequent clinical and commercial development.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results and events may vary significantly from those discussed in the forward-looking statements. A description of certain risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus. These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update them or to explain the reasons why actual results may differ. In light of these assumptions, risks and uncertainties, the forward-looking events discussed in this prospectus might not occur.

                                  RISK FACTORS

   An investment in our common stock is extremely risky. You should carefully consider the following risks, in addition to the other information presented in this prospectus, in evaluating us and our business. Any of the following risks, as well as other risks not mentioned here, could seriously harm our business and prospects and cause the price of our common stock to decline, which in turn could cause you to lose all or part of your investment.

                         RISKS RELATED TO PHARMACYCLICS

ALL OF OUR PRODUCT CANDIDATES ARE IN DEVELOPMENT, AND WE CANNOT BE CERTAIN THAT ANY OF OUR PRODUCTS UNDER DEVELOPMENT WILL BE COMMERCIALIZED

   To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development. The time frame necessary to achieve these goals for any individual product is long and uncertain. Before we can sell any of our products under development, we must demonstrate through preclinical (animal) studies and clinical (human) trials that each product is safe and effective for human use for each targeted disease. We have conducted and plan to continue extensive and costly clinical trials to assess the safety and effectiveness of our potential products. We cannot be certain that we will be permitted to begin or continue our planned clinical trials for our potential products, or if permitted, that our potential products will prove to be safe and to produce their intended effects.

   The completion rate of our clinical trials depends upon, among other factors, the rate of patient enrollment. We may fail to obtain adequate levels of patient enrollment in our clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on us.

   Additionally, demands on our clinical staff have been increasing and we expect they will continue to increase as a result of later-stage clinical trials of our products in development and our monitoring of additional clinical trials. We may fail to effectively oversee and monitor these many simultaneous clinical trials, which would result in increased costs or delays of our clinical trials. Even if these clinical trials are completed, we may fail to complete and submit a new drug application as scheduled. Even if we are able to submit a new drug application as scheduled, the Food and Drug Administration may not clear our application in a timely manner or may deny the application entirely.

   Data already obtained from preclinical studies and clinical trials of our products under development do not necessarily predict the results that will be obtained from later preclinical studies and clinical trials. Moreover, data such as ours is susceptible to varying interpretations which could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry, including biotechnology companies like us, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a product under development could delay or prevent regulatory clearance of the potential product and would materially harm our business. Our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approval or may not result in marketable products.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE EXPECT TO CONTINUE TO HAVE LOSSES IN THE FUTURE

   We have incurred significant operating losses since our inception in 1991 and, as of December 31, 1999, had an accumulated deficit of approximately $76.2 million. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing costs for research and development, clinical trials and manufacturing. Our ability to achieve profitability depends upon our ability, alone or with others, to successfully complete the development of our proposed products, obtain the required regulatory clearances and manufacture and market our proposed products. To date, we have not generated revenue from the commercial sale of our products and do not expect to receive any such revenue in the near future. All revenues to date are primarily from license and milestone payments and, to a lesser extent, funding from one government research grant.

FAILURE TO OBTAIN PRODUCT APPROVALS OR COMPLY WITH ONGOING GOVERNMENTAL REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS

   The manufacture and marketing of our products and our research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA clearance to market a product, we will have to demonstrate that the product is safe and effective on the patient population and for the diseases that will be treated. Clinical trials, manufacturing and marketing of products are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources. Data obtained from clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory clearances. We compared the results of our Phase Ib/II clinical trial of XCYTRIN to historical data using a 528-patient database containing information on clinical features and outcomes in comparable patients receiving treatment with identical doses of radiation alone. Historical analyses have many limitations and, while supportive, are not considered proof that XCYTRIN improved the outcome of patients enrolled in the study.

   In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. We may encounter similar delays in foreign countries. We may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities, and even if obtained, such approvals may not be on a timely basis, or they may not cover the clinical uses that we specify.

   Marketing or promoting a drug for an unapproved use is subject to very strict controls. Furthermore, clearance may entail ongoing requirements for post-marketing studies. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Any of the following events, if they were to occur, could delay or preclude us from further developing, marketing or realizing full commercial use of our products, which in turn would have a material adverse effect on our business, financial condition and results of operations:

        -      failure to obtain or maintain requisite governmental approvals;

        - failure to obtain approvals of clinically intended uses of our products under development; or

        - identification of serious and unanticipated adverse side effects in our products under development.

   Manufacturers of drugs also must comply with the applicable FDA good manufacturing practice regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. We or our present or future suppliers may be unable to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements. We have not been subject to a GMP inspection by the FDA or any state agency.

   We may be subject to delays in commercializing our products for photodynamic therapies due to delays in approvals of the third-party light sources required for these products. E-Z-EM will not be able to market our CITRA VU product until we satisfactorily address FDA issues, which may involve performing an additional pivotal clinical trial.

ACCEPTANCE OF OUR PRODUCTS IN THE MARKETPLACE IS UNCERTAIN, AND FAILURE TO ACHIEVE MARKET ACCEPTANCE WILL HARM OUR BUSINESS

   Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

        - the receipt of regulatory approvals for the uses that we are studying;

        - the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products and diagnostic and/or imaging techniques; and

        - pricing and reimbursement policies of government and third-party payors such as insurance companies, health maintenance organizations and other plan administrators.

   Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products.

WE MAY FAIL TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR SECURE RIGHTS TO THIRD-PARTY PATENTS

   A number of third-party patent applications have been published, and some have issued, relating to biometallic and expanded porphyrin chemistries. It is likely that competitors and other third parties have and will continue to file applications for and receive patents relating to similar or even the same compositions, methods or designs as those of our products. If any third-party patent claims are asserted against the company's products and are upheld as valid and infringed, we could be prevented from practicing the subject matter claimed in such patents, require license(s) or have to redesign our products or processes to avoid infringement. Such licenses may not be available or, if available, may not be on terms acceptable to us. Alternatively, we may be unsuccessful in any attempt to redesign our products or processes to avoid infringement. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to the company, and diversion of our efforts.

   We are aware of several U.S. patents owned or licensed to Schering AG that relate to pharmaceutical formulations and methods for enhancing magnetic resonance imaging. We have obtained the opinion of special patent counsel that the technologies we employ for our imaging product under development and magnetic resonance imaging detectable compounds do not infringe the claims of such patents. Nevertheless, Schering AG may still choose to assert one or more of those patents. If any of our products were legally determined to be infringing a valid and enforceable claim of any such patents, our business could be materially adversely affected. Further, any allegation by Schering AG that we infringed their patents would likely result in significant legal costs and require the diversion of substantial management resources. Schering AG sent communications to us suggesting that our oral magnetic resonance imaging contrast agent, CITRA VU, may infringe certain of their patents. We are aware that Schering AG has asserted patent rights against at least one other company in the contrast agent imaging market and that a number of companies have entered into licensing arrangements with Schering AG with respect to one or more of such patents. We cannot be certain that we would be successful in defending a lawsuit or able to obtain a license on commercially reasonable terms from Schering AG, if required.

   We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and that all inventions arising out of the relationship with Pharmacyclics shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in unpatented proprietary technology.

WE RELY HEAVILY ON THIRD PARTIES

   We currently depend heavily and will depend heavily in the future on third parties for support in product development, manufacturing, marketing and distribution. We have a collaboration agreement with Nycomed. We rely on Nycomed for a portion of our LUTRIN development costs in the form of milestone payments, and for the commercialization, when and if LUTRIN is approved, of this product outside the United States, Canada and Japan. In the field of retinal degeneration, we depend on Alcon for preclinical and clinical studies, regulatory filings and sales and marketing of OPTRIN for ophthalmology uses worldwide. We have entered into agreements with E-Z-EM, Ltd. and E-Z-EM, Inc. (together "E-Z-EM") for sales, marketing and distribution of CITRA VU in Europe and North America. E-Z-EM, Alcon or Nycomed may terminate their agreements with us at their election. We cannot be certain that any of these parties will fulfill their obligations in a manner that maximizes our revenues. Our failure to receive milestone payments or any reduction or discontinuance of efforts by our partners or the termination of these alliances could have a material adverse effect on our business, financial condition and results of operations.

   We also depend upon the National Cancer Institute for the sponsoring and funding of certain of the clinical trials of our XCYTRIN radiation enhancer and LUTRIN photosensitizer products in development. We cannot be certain that the National Cancer Institute will enlist support for all such trials or that it will continue our funding. If the National Cancer Institute did not support such trials, we may have to fund the continuation of such trials ourselves or reduce the number of disease types in our clinical trials.

   We may be unsuccessful in entering into additional strategic alliances for the development or commercialization of other product candidates. Even if we did enter into any such alliances, they may not be on terms favorable to us or they may ultimately be unsuccessful. See "Business -- Research, Clinical Development and Marketing Collaborations."

   We have no expertise in the development of light sources and associated light delivery devices required for our photoangioplasty and photodynamic therapy products under development. Successful development, manufacturing, approval and distribution of our photosensitization products will require third party participation for the required light sources, associated light delivery devices and other equipment. We currently obtain lasers from Diomed, Inc., light emitting diodes from Quantum Devices, Inc. and cylindrically diffusing light and micro lens fibers from CardioFocus on a purchase order basis, and such entities are under no obligation to continue to deliver light devices on an ongoing basis. Failure to maintain such relationships may require us to develop additional supply sources which may require additional clinical trials and regulatory approvals and could materially delay commercialization of our LUTRIN and ANTRIN products under development. We may be unable to establish or maintain relationships with other supply sources on a commercially reasonable basis, if at all, or alternatively, the enabling devices may not receive regulatory approval for use in photoangioplasty or photodynamic therapy. See "Business -Research, Clinical Development and Marketing Collaborations" and "-- Manufacturing and Suppliers."

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND THUS RELY HEAVILY UPON CONTRACT MANUFACTURERS

   We must manufacture our products in commercial quantities, either directly or through third parties, in compliance with regulatory requirements and at an acceptable cost. We do not own manufacturing facilities necessary to provide clinical and commercial quantities of our products.

   In September 1996, we entered into an agreement with Hoechst Celanese Corporation, a manufacturer of chemicals and pharmaceutical components, to optimize and scale up a manufacturing process for and supply of our texaphyrin-based products. In October 1997, Hoechst Celanese assigned the agreement to Celanese, Ltd., in connection with Hoechst Celanese's corporate restructuring. This agreement granted Celanese exclusive worldwide manufacturing rights and required Celanese to supply all of our texaphyrin-based products for late-stage clinical and commercial use. As a result of the change in its business focus, Celanese requested that we pursue alternative supply sources. On August 27, 1999, we entered into an agreement which terminated the manufacturing and supply agreement with Celanese. Pursuant to that agreement, Celanese assigned to us all right, title and interest in and to the manufacturing technology and intellectual property for our texaphyrin-based products.

   During discussions with Celanese that resulted in termination of the manufacturing and supply agreement, we entered into agreements with three new manufacturers to evaluate their ability to supply us with the components of the texaphyrin-based products. One of these manufacturers has delivered commercial quantities of the components or drug substance to us, but we cannot be certain that the other two will be able to deliver commercial quantities of the components or drug substance on a timely basis. Because each of these manufacturers will supply a component of the bulk drug substance, if either of these manufacturers fails to perform its obligations in a timely fashion, our business could be materially harmed. Due to the addition of alternative manufacturers, we must demonstrate to the FDA the substantial chemical equivalence of the materials produced by these manufacturers to the materials used in our clinical trials to date. Failure to demonstrate chemical equivalence of the material produced by these manufacturers could involve performing additional clinical trials and could have a material adverse effect on our business, financial condition and results of operations. In addition, we are in the process of negotiating commercial-scale supply agreements with the same group of manufacturers, but we cannot be certain that we will be able to successfully negotiate these agreements at all or on commercially acceptable terms.

    Any failure by these third parties to supply our requirements or the National Cancer Institute's requirements for clinical trial materials would jeopardize the completion of such trials and could therefore have a material adverse effect on us. We are engaged in preliminary discussions with a number of manufacturers regarding process development and validation, filling, labeling and packaging of the finished dosage form of XCYTRIN, LUTRIN and ANTRIN. A failure to successfully complete any such agreement could, if we could not locate alternate manufacturing capabilities, have a material adverse effect on our business, financial condition and results of operations.

   E-Z-EM has assumed manufacturing responsibility for CITRA VU through its affiliate, Therapex. Because of the change in our manufacturing source for CITRA VU, we must obtain approval of the new source and must demonstrate the substantial equivalence of the new source to the sources that we used in our previous clinical trials, which could involve performing additional clinical trials. Failure to demonstrate equivalence of these sources could have a material adverse effect on our business, financial condition and results of operations.

   Prior to regulatory approval of our products under development, we intend to negotiate supply agreements with manufacturers who will have the ability to manufacture, fill, label and package such materials prior to commercial introduction of these products. However, only a limited number of contract manufacturers that operate under current federal and state good manufacturing practice regulations and are capable of manufacturing our products exist. Accordingly, we cannot be certain that we will be able to enter into supply agreements on commercially acceptable terms with manufacturers or that we will enter into supply agreements with manufacturers who will be able to deliver supplies in appropriate quantity and quality to develop and commercialize our products. Any interruption of supply of our products could have a material adverse effect on our business, financial condition and results of operations.

WE LACK MARKETING AND SALES EXPERIENCE

   We currently do not have marketing, sales or distribution experience. Therefore, to service markets in which we have retained sales and marketing rights and in the event that any of our agreements with Alcon, Nycomed, or E-Z-EM is terminated, we must develop a sales force with technical expertise. We have no experience in developing, training or managing a sales force. We will incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against such other companies.

OUR CAPITAL REQUIREMENTS ARE UNCERTAIN AND WE MAY HAVE DIFFICULTY RAISING NEEDED CAPITAL IN THE FUTURE

   We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We will require additional funds for these purposes, to establish additional clinical-and commercial-scale manufacturing arrangements and to provide for the marketing and distribution of our products. Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially and adversely affect our business, financial condition and operations.

   We believe that our cash, cash equivalents and investments will be adequate to satisfy our capital needs through at least calendar year 2001. However, our actual capital requirements will depend on many factors, including:

        -      continued progress of our research and development programs;

        -      our ability to establish additional collaborative arrangements;

        -      changes in our existing collaborative relationships;

        -      progress with preclinical studies and clinical trials;

        -      the time and costs involved in obtaining regulatory clearance;

        - the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

        -      competing technological and market developments; and

        - our ability to market and distribute our products and establish new collaborative and licensing arrangements.

   We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources which may be dilutive to existing stockholders. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, such arrangements may require us to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves.

                          RISKS RELATED TO OUR INDUSTRY

WE FACE RAPID TECHNOLOGICAL CHANGE AND INTENSE COMPETITION

   The pharmaceutical industry is subject to rapid and substantial technological change. Developments by others may render our products under development or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

   We are a relatively new enterprise and are engaged in the development of novel therapeutic technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies.

   Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic, diagnostic and imaging effects than our products. We are aware that one of our competitors in the market for photodynamic therapy drugs has received marketing approval of a product for certain uses in the United States and other countries. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings.

   The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. The diseases for which we are developing our therapeutic products can also be treated, in the case of cancer, by surgery, radiation and chemotherapy, and in the case of atherosclerosis, by surgery, angioplasty, drug therapy and the use of devices to maintain and open blood vessels. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized.

WE ARE SUBJECT TO UNCERTAINTIES REGARDING HEALTH CARE REIMBURSEMENT AND REFORM

   The continuing efforts of government and insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a material adverse effect on our business, financial condition and results of operations.

   Our ability to commercialize our products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of our products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially adversely affect our ability to operate profitably.

OUR BUSINESS EXPOSES US TO PRODUCT LIABILITY CLAIMS

   The testing, manufacture, marketing and sale of our products involve an inherent risk that product liability claims will be asserted against us. Although we are insured against such risks up to a $10,000,000 annual aggregate limit in connection with clinical trials and commercial sales of our products, our present product liability insurance may be inadequate. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our pharmaceutical products. A product liability claim or recall would have a material adverse effect on our reputation, business, financial condition and results of operations.

OUR BUSINESS INVOLVES ENVIRONMENTAL RISKS

   In connection with our research and development activities and our manufacture of materials and products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

YEAR 2000 ISSUES COULD DISRUPT OUR BUSINESS OPERATIONS

   We have assessed our exposure to year 2000-related problems, focusing on four potential areas of exposure: internal information systems, scientific equipment, facility support systems and the readiness of significant third parties with whom we have material business relationships. We have completed the implementation of all necessary upgrades and believe that the year 2000 issue will not pose significant operational problems for our internal computer systems. After an inventory of our major pieces of scientific equipment and of our major facility support systems such as communications, security and building maintenance systems, we believe them to be Year 2000-compliant. We have contacted our significant suppliers and service providers to determine the extent to which our systems which interact with systems of third parties would be vulnerable if those third parties failed to address their own year 2000 issues. We cannot be certain that the systems of other companies on which our systems rely will be timely converted and any failure by these companies to do so may have an adverse impact on our systems. We estimate that the cost of the required upgrades and conversions will not have a significant impact on our results of operations. Following the change from 1999 to year 2000, we have not experienced any material year 2000 difficulties.


                         RISKS RELATED TO THIS OFFERING

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE

   The market prices for securities of small capitalization biotechnology companies, including ours, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. The market price of our common stock may fluctuate significantly due to a variety of factors, including:

        - the results of preclinical testing and clinical trials by us or our competitors;

        -      technological innovations or new therapeutic products;

        -      governmental regulation;

        -      developments in patent or other proprietary rights;

        -      litigation;

        - public concern as to the safety of products developed by us or others;

        -      comments by securities analysts; and

        -      general market conditions in our industry.

   In addition, if any of the risks described in these "Risk Factors" actually occurred, it could have a dramatic and material adverse impact on the market price of our common stock.

                                 USE OF PROCEEDS

The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of these shares of common stock.

                                    BUSINESS

OVERVIEW

   We are a pharmaceutical company developing products to improve upon current therapeutic approaches to the treatment of cancer, atherosclerosis and retinal disease. We use our expertise in the chemistry of biologically-active metal-containing compounds to develop patented molecules called texaphyrins which, when injected, accumulate in tumor growths, in the diseased portions of major blood vessels and in small blood vessel growths in the retina. When we expose these molecules to various energy sources, such as X-ray, light or chemical, these metallic molecules energize and by doing so are able to destroy diseased tissue with minimal damage to surrounding healthy cells. Our lead texaphyrin-based product candidates are:

        - XCYTRIN, a molecule to enhance the effects of radiation and chemotherapy in treating cancer;

        -      LUTRIN, a molecule for use in photodynamic therapy of cancer;

        -      ANTRIN, a molecule to treat atherosclerosis via photoangioplasty;
               and

        - OPTRIN, a molecule to treat age-related macular degeneration, a disease of the retina caused by growth of small blood vessels, which can lead to blindness.

   Our technology is based upon our expertise in developing biologically-active molecules that are capable of being activated by energy. In nature, a class of molecules called porphyrins, including heme found in hemoglobin and chlorophyll found in plants, is found in tissues or organs responsible for energy production, metabolism or transport functions. Our texaphyrins, which are synthetic, expanded porphyrins, are designed to take advantage of two key characteristics of naturally-occurring porphyrins: interaction with energy and accumulation in tissues with high energy demands. Texaphyrins are capable of binding larger metal atoms and of capturing, focusing and transforming X-ray, light or chemical energy into other energy forms. This allows them to be used for targeted destruction of diseased tissues. In each case, the type of metal inserted and the form of energy applied determines the physical, chemical and therapeutic characteristics of the texaphyrin.

   Following accumulation at the disease site, which generally occurs in minutes to a few hours, the appropriate energy form can activate the texaphyrins' therapeutic effects. Texaphyrins are water soluble, which may make them safer and easier to administer to patients.



MARKET OVERVIEW

Cancer

   Cancer results from the uncontrolled multiplication of cells which invade and interfere with the normal function of adjacent tissues and organs. Frequently, cancer cells become dislodged from their primary site and spread, or metastasize, to other places in the body. Approximately 1.2 million new cases of cancer are diagnosed annually in the United States. The appropriate cancer therapy for each patient depends on the cancer type and careful assessment of the size, location and existence of spread of the tumor using diagnostic imaging procedures. Therapy typically includes some combination of surgery, radiation therapy or chemotherapy.

   Chemotherapy and radiation therapy tend to indiscriminately destroy both healthy and diseased cells and cause serious side effects. As a result, substantial cancer research has been directed toward improving the effectiveness of existing therapy while reducing toxicity. These approaches seek to identify drugs which are capable of targeting the tumor and making the cancer cells more sensitive and responsive to radiation therapy or chemotherapy. The following are therapies used in the treatment of cancer:

   Radiation Therapy. Approximately 3,000 physicians specializing in radiation oncology administer radiation therapy to more than 700,000 patients annually in the United States. The radiation is usually applied to the tumor site several times per week over a period of two to six weeks. Radiation therapy often has toxic effects on healthy tissue surrounding the tumor because the energy cannot be adequately targeted. An estimated 50% of newly diagnosed cancer patients, including those with cancers of the lung, breast, prostate, or head and neck region, will receive radiation therapy as part of their initial treatment. In addition, approximately 150,000 patients with persistent or recurrent cancer also will receive radiation therapy. Depending on the complexity and duration of treatment, a course of radiation therapy for cancer can cost between $10,000 and $25,000.

   Chemotherapy. More than 350,000 patients each year in the United States receive chemotherapy for treatment of many types of cancer. The serious or life-threatening side effects of chemotherapy agents, many of which are due to the drug's lack of selectivity, limit the effectiveness of this treatment. Chemotherapy drugs tend to distribute themselves throughout the body in normal tissues as well as in the tumor. Because of their toxicity to normal tissues, chemotherapy drugs can be administered only in small dosages and accordingly, the therapeutic benefits may be limited.

   Photodynamic Therapy. Photodynamic therapy is a new cancer treatment based on the use of light energy to activate certain types of drugs known as photosensitizers. In this procedure, the photosensitizer, ideally one which accumulates more readily in tumor cells, is injected into the patient. The tumor site is then illuminated with visible light of a strength and wavelength that is absorbed by the photosensitizer. Once so activated, the photosensitizer causes tumor cell death. The FDA approved the first photosensitizing agent in early 1996 for the treatment of obstructing cancers of the esophagus and more recently for the treatment of particular types of lung cancer. To date, use of such drugs has been restricted to treatment of superficial or small lesions because these photosensitizers have been unable to absorb light of a wavelength capable of penetrating deeply into tissues. Other limitations of photosensitizers have included unfavorable distribution, prolonged retention in the body, skin toxicity and insolubility in water, complicating intravenous administration.

Atherosclerosis

   Atherosclerosis, or hardening of the arteries, is a disease in which cholesterol, other fatty materials and inflammatory cells are deposited in the walls of blood vessels, forming a build-up known as plaque. The accumulation of plaque narrows the interior of the blood vessels, reducing blood flow. Atherosclerosis in the coronary arteries can lead to heart attack and death. In other blood vessels, atherosclerosis can lead to decreased mobility, loss of function, loss of limbs and other complications such as stroke. Current treatments for atherosclerosis include surgery and other techniques aimed at removing or relieving the plaque. Balloon angioplasty is a procedure using catheter devices inserted inside the vessels to mechanically compress or remove the obstruction. Currently, more than 600,000 patients per year in the United States undergo these procedures for treatment of atherosclerosis in the coronary arteries. These procedures require the use of anti-clotting drugs and, frequently, the use of devices inserted inside the vessels to reduce the incidence of reclosure, which results from traumatic damage to the vessel wall. Generally, these techniques have been limited to treating only short sections of the diseased vessel.

Blindness Caused by Retinal Degeneration

   Age-related degeneration of the retina is the major cause of severe visual loss in the elderly. There are approximately 1.1 million people with age-related macular degeneration in the United States, with approximately 200,000 new cases diagnosed annually. Patients with this disease develop blurred vision and distortion, decreased vision and blind spots in the center of the visual field. This disease is caused by the abnormal growth and proliferation of small blood vessels in the retina. Although laser treatment can slow progression of disease in some patients, it generally fails to prevent progression of the disease, which ultimately leads to blindness.

OUR BUSINESS STRATEGY

   The key elements of our business strategy include:

        - Focusing on drugs that address the large markets for the treatment of cancer and atherosclerosis. Although our technology platform can be used to develop a wide range of drug substances, we have focused our initial efforts on cancer and atherosclerosis, and particularly on the treatment of life-threatening cancers in which accelerated regulatory approval and favorable pricing may be possible.

        - Improving upon existing medical procedures. Our products are designed to be used in conjunction with and to enhance the safety and effectiveness of, standard medical treatments. We believe this increases their likelihood of being rapidly adopted by physicians.

        - Creating diverse product opportunities based on our texaphyrin technology. Our texaphyrin-based technology platform can incorporate a variety of metals and can be used to target many different types of disease. Our research and development efforts are focused on developing new uses for texaphyrins.

        - Retaining rights to key products in advanced clinical testing. We have retained worldwide rights to our XCYTRIN radiation enhancer, U.S., Canadian and Japanese rights to our LUTRIN photosensitizer for cancer treatment and worldwide rights to ANTRIN for photoangioplasty of atherosclerosis. By maintaining product rights through late-stage clinical development, we believe that we can create greater value for our products and retain the opportunity to sell and market our products.

PRODUCTS UNDER DEVELOPMENT

   The table below summarizes our product candidates and their stage of development:

PRODUCT                       TARGETED DISEASE           REGULATORY STATUS(1)           MARKETING RIGHTS
-------                       ----------------           --------------------           ----------------
CANCER THERAPY
XCYTRIN                       Brain metastases           Phase III                      Pharmacyclics
Radiation Enhancer
                              Primary brain tumor        Phase I, National Cancer       Pharmacyclics
                              Pancreatic cancer          Institute
                              Childhood gliomas

                              Lung cancer                Pending, National Cancer       Pharmacyclics
                              Prostate Cancer            Institute(2)


XCYTRIN                       A variety of cancers       Preclinical                    Pharmacyclics
Chemotherapy Enhancer

LUTRIN                        Breast cancer              Phase IIb                      Pharmacyclics in the U.S.,
Photosensitizer                                                                         Canada and Japan;
                                                                                        Nycomed in rest of world
                              Esophageal cancer          Pending, National Cancer       Pharmacyclics
                              Cervical cancer            Institute(2)
                              Head and neck cancer
                              Prostate cancer
                              Lung cancer
                              Ovarian cancer

ATHEROSCLEROSIS THERAPY
ANTRIN                        Peripheral                 Phase II                       Pharmacyclics
Photosensitizer               vascular disease
                              Coronary artery disease    Phase I                        Pharmacyclics

MACULAR DEGENERATION
OPTRIN                        Degenerative disease       Phase II                       Alcon
Photosensitizer               of the retina

DIAGNOSTIC IMAGING
CITRA VU                      Oral magnetic resonance    FDA approvable letter          E-Z-EM in Europe and North
                              imaging contrast agent     Received December 1996         America;
                              for abdomen and pelvis                                    Pharmacyclics in rest of
                                                                                        world

(1) As used in this prospectus, "Preclinical" means testing on animal models for indications of safety and efficacy prior to the initiation of human clinical trials. "Phase I" means initial human clinical trials designed to establish the safety, dose tolerance and sometimes distribution of a compound. "Phase I/II" means initial human clinical trials designed to establish the safety, dose tolerance and, sometimes, distribution of a compound and which are, in contrast to Phase I clinical trials, performed on patients with the targeted disease. "Phase II" means human clinical trials designed to establish safety, optimal dosage and preliminary activity of a compound. "Phase III" means human clinical trials designed to lead to accumulation of data sufficient to support a new drug application, including substantial evidence of safety and efficacy. "FDA approvable letter" means that the FDA has deemed the drug capable of registration for commercial use provided that certain conditions relating to product formulation, stability and manufacturing can be resolved to the agency's satisfaction.

(2) The National Cancer Institute intends to sponsor clinical studies for these cancer types and is currently in the process of establishing protocols for these studies for submission to the FDA.

CANCER THERAPY

XCYTRIN for Radiation Enhancement

   Radiation therapy of cancer destroys cancer cells through exposure to relatively high doses of externally applied radiation. While cancer cells are somewhat more sensitive to radiation exposure than healthy tissues, radiation therapy has toxic effects on healthy tissue surrounding the tumor because the energy cannot be adequately targeted. Our preclinical studies indicate that XCYTRIN both accumulates in tumors and increases the local destructive effect of radiation therapy in those targeted tissues. XCYTRIN's uptake in tumor cells occurs within minutes of administration and persists for hours, effectively concentrating the drug's effect on the tumor. XCYTRIN interacts with X-rays forming substances that enhance the destruction of tumor cells. In preclinical studies, animals receiving XCYTRIN in conjunction with radiation therapy had greater tumor response rates as compared to the control group receiving equivalent doses of radiation therapy alone. Preclinical studies further indicate that XCYTRIN increases the effect of radiation therapy at the tumor site, with no increased damage to surrounding healthy tissues. An additional feature of XCYTRIN is that it is detectable by magnetic resonance imaging scanning, providing an ongoing method of monitoring its distribution in patients.

   Initially, we intend to seek FDA approval of XCYTRIN for treatment of patients with tumors which have spread to the brain who are receiving radiation therapy. This condition occurs in approximately 15% to 20% of all cancer patients, often in patients with primary lung or breast cancer, and is usually treated with radiation therapy delivered to the whole brain. The median survival of patients with tumors which have spread to the brain is about four months. Patients with this condition develop devastating complications, including severe headache, seizures, paralysis, blindness and impaired ability to think. Radiation therapy for treatment of this problem is performed on approximately 170,000 patients per year in the United States and is intended to prevent or reduce these complications. We believe that XCYTRIN could eventually be used in many other tumor types and clinical situations requiring radiation therapy.

   Clinical Status. We have completed a Phase I clinical trial of XCYTRIN in 38 adult patients with advanced cancer who received radiation therapy. This trial was designed to determine the toxicity of a single dose of the drug. Reversible kidney toxicity was found at the highest doses of drug tested. Accumulation of XCYTRIN in lung cancer, breast cancer and other tumors has been confirmed using magnetic resonance imaging.

   We have also completed an international multicenter Phase Ib/II clinical trial to evaluate the safety and efficacy of XCYTRIN in cancer patients receiving radiation therapy for treatment of tumors which had spread to the brain. We have compared the results from the Phase Ib/II trial to historical data using a 528 patient database containing information on clinical features and outcomes in comparable patients receiving treatment with identical doses of radiation alone. After 6 months and 12 months, 41% and 25% of XCYTRIN-treated patients were alive compared to 30% and 14% of the historical controls, respectively. XCYTRIN treatment was a statistically significant independent factor in determining survival. The effect of XCYTRIN treatment on neurologic progression was determined by comparing the causes of death in the treated patients to those of the control patients. Death due to tumor progression in the brain was seen in 15% of XCYTRIN-treated patients compared to more than 35% in the control group.

   Statisticians from the Radiation Therapy Oncology Group, a large U.S. cooperative clinical trial group, performed a similar analysis using its database. Using a case-matched control analysis, they found that XCYTRIN-treated patients had better survival than controls, with 30% of XCYTRIN-treated patients surviving 12 months compared to 11% in the control groups. Forty-nine percent of control patients died due to tumor progression in the head compared to 15% in the XCYTRIN group.

   We are conducting a controlled Phase III trial with XCYTRIN for the treatment of patients with tumors that have spread to the brain undergoing whole brain radiation therapy. We are now enrolling patients at approximately 60 sites in the U.S., Canada, Netherlands and France.

   We plan to enroll approximately 425 adult patients in this study. Patients will be randomly assigned to treatment with either standard whole-brain radiation therapy or treatment with XCYTRIN plus standard whole-brain radiation therapy. The XCYTRIN-treated group will receive ten intravenous injections of XCYTRIN, each prior to ten daily doses of radiation therapy. We will follow all patients for a minimum of 6 months after treatment or until death. The study will measure survival, time-to-neurologic progression, tumor response by magnetic resonance imaging and quality of life. The co-primary end-points of the study are survival and time-to-neurologic progression assessed by neurological examinations and neurocognitive testing. Statistically significant improvement in either survival or time-to-neurologic progression will be considered as satisfying the primary end point of the trial, and may provide the basis of a marketing approval. An outside, independent Data Safety Monitoring Board will monitor the study by reviewing and analyzing interim data two-thirds of the way into the study for possible early termination of the trial in the event of significant efficacy or unacceptable toxicity. The FDA has indicated that the proposed Phase III trial will qualify for "Fast Track" review.

   The median survival of patients with tumors that have spread to the brain is approximately 3 to 4 months and depends on various clinical features such as tumor type, performance status, age and presence of disease outside the brain. Although most patients die from disease progression in the brain, many patients will die due to progression of their disease in other locations in the body. The trial's patient eligibility requirements are designed to enroll those patients most likely to succumb to tumor growth in the brain. Improved local control of tumor growth from radiation therapy in XCYTRIN-treated patients could result in prolonged survival or time-to-progression compared to radiation therapy alone.

   In addition to our studies in patients with tumors that have spread to the brain, the National Cancer Institute has agreed to sponsor several clinical trials with XCYTRIN for additional cancer types:

TARGETED DISEASE                          LOCATION                                                   STATUS
Primary Brain Tumor                       UCLA Medical Center and University of                      Enrolling patients
                                          Southern California
Primary Brain Tumor                       NABTT (New Approaches to Brain Tumor Therapy               Pending
                                          Consortium, comprised of ten centers)

Primary Brain Tumor                       University of Chicago                                      Pending

Pediatric Brain Tumors, including         Children's Cancer Group (CCG), a consortium of U.S         Enrolling patients
Childhood Glioma                          Children's Hospitals

Lung Cancer                               Ohio State University                                      Pending

Pancreatic Cancer                         University of Pittsburgh                                   Enrolling patients

Pancreatic Cancer                         Johns Hopkins University Oncology Center                   Pending

Pancreatic Cancer                         University of Chicago                                      Enrolling patients

Prostate Cancer                           Joint Center for Radiation Therapy, Harvard Medical        Pending
                                          School


XCYTRIN for Chemotherapy Enhancement

   We are conducting preclinical studies with XCYTRIN as a chemotherapy enhancer for use in conjunction with certain chemotherapy agents. Chemotherapy destroys cancer cells by interfering with their metabolism, protein synthesis or cell division. Because these agents are not tissue-selective, cancer chemotherapy agents produce serious or life-threatening side effects which compromise quality of life and increase medical costs for cancer patients. Preclinical studies conducted by us and our collaborators indicate that XCYTRIN increases the activity of certain chemotherapy agents in tumors. We believe this effect is related to XCYTRIN's ability to increase formation of cytotoxic substances produced by certain chemotherapy agents, such as bleomycin and doxorubicin. XCYTRIN's uptake in tumors enhances the activity of cancer chemotherapy agents in tumor cells but not in normal tissues, thereby increasing the therapeutic margin. In preclinical studies, animals receiving XCYTRIN and chemotherapy with either bleomycin or doxorubicin had enhanced tumor responses and survival rates as compared to control groups receiving equivalent doses of chemotherapy alone.

LUTRIN for Photodynamic Therapy of Cancer

   To date, photodynamic therapy has been approved for the treatment of superficial or small lesions because existing photosensitizers have been unable to absorb light capable of penetrating deeply into tissues. LUTRIN is activated by light of 720 to 760 nanometers, wavelengths that are optimal for penetrating through tissue, blood and skin pigmentation such as melanin. After absorbing light of this wavelength, LUTRIN becomes activated to its tumor cell killing state. Preclinical studies indicate that LUTRIN selectively accumulates in a variety of cancer cells.

   In October 1997, we entered into an agreement with Nycomed, which acquired sales and marketing rights to LUTRIN for use in cancer treatment outside the United States, Canada and Japan. In return for these rights, we received an up-front licensing fee and will receive future payments based on achievement of regulatory milestones and royalties on LUTRIN sales. See "-- Research, Clinical Development and Marketing Collaborations" and "-- Manufacturing and Suppliers -- Photodynamic Therapy Light Production and Delivery Devices."

   We intend initially to seek FDA approval for the use of LUTRIN in photodynamic therapy for patients with invasive surface cancers that are accessible to externally applied light, such as recurrent breast cancer to the chest wall. This disease affects more then 10,000 patients per year in the United States. Additional potential uses for LUTRIN include internal cancers such as cancer of the lung, esophagus, cervix, colon, rectum, prostate, head and neck region, ovary and genitourinary tract.

   Clinical Status. At the May 1999 meeting of the American Society of Clinical Oncology, we reported results from our Phase II study of LUTRIN. The Phase II study was designed to evaluate the safety, tolerability and efficacy of LUTRIN photosensitizer for photodynamic therapy in women with recurrent breast cancer to the chest wall, for whom previous chemotherapy and radiation therapy had failed. Fifty-eight treatment courses were given to 52 patients with advanced disease. Eighty-two percent of these patients had failed three or more chemotherapy regimens and all the patients had recurring or persistent tumors following radiation therapy to the chest wall. The study evaluated the administration of different doses of LUTRIN, followed by illumination of the chest wall with light delivered at either 3 hours, 6 hours, 24 hours, 48 hours, 72 hours or 96 hours after intravenous injection of the drug. Each patient, in the 11 groups tested, received illumination with light to large areas of the chest wall (up to 240 cm(2)) encompassing both the tumor and adjacent uninvolved skin. The purpose of the study was to identify treatment regimens that demonstrated anti-tumor activity with an acceptable level of toxicity.

   Tumor response was based on physical examinations and photographs of the diseased chest wall. All lesions within the treatment field were evaluated and an overall assessment of efficacy was made for each patient. Reduction in tumor size was seen in 64% of patients. In 42% of patients tumors were either not detectable (20%) or had significant decreases which were evident on physical examination or photographs (22%).

   Safety and tolerability appeared to be dependent on both drug dose and the time interval between LUTRIN administration and illumination of the chest wall with light. Patients receiving chest wall illumination 24 hours or more following intravenous administration of LUTRIN experienced pain at the treatment site that was manageable with standard narcotic pain medications. Patients treated with light given at shorter intervals experienced more severe pain, sometimes requiring conscious sedation. Skin toxicity, including scab formation or destruction of skin, was seen in the skin overlying the tumors in patients treated with light at time intervals of less than 24 hours. Only 2 of 18 patients receiving light illumination 24 hours or more after receiving LUTRIN experienced this toxicity. Skin toxicity was limited to the tumor-involved areas of skin except in patients receiving the highest doses of LUTRIN followed by photoillumination given at the shortest intervals.

   We are conducting a Phase IIb clinical trial for LUTRIN as a photosensitizer for use in the photodynamic therapy of patients with recurrent breast cancers to the chest wall that have failed standard therapies. In addition, the National Cancer Institute intends to sponsor several clinical trials of LUTRIN for additional types of cancer including cancer of the cervix, esophagus, head and neck region, pancreas, prostate, lung and ovary. We expect some of these studies to begin in 2000.

ATHEROSCLEROSIS THERAPY

ANTRIN for Photoangioplasty of Atherosclerosis.

   Preclinical studies conducted by Pharmacyclics and our collaborators have demonstrated that texaphyrins also accumulate in vascular plaque caused by atherosclerosis. Preclinical studies indicated that following intravenous injection of ANTRIN, light delivered into the blood vessel using an optical fiber resulted in non-mechanical reduction or elimination of the plaque without damage to the lining of the vessel wall using a technique which we refer to as photoangioplasty. Photoangioplasty with ANTRIN resulted in the elimination of inflammatory cells from the diseased vessel wall. Current treatments of atherosclerosis, such as balloon angioplasty, require anti-clotting drugs and the use of devices inserted inside the vessels to reduce the incidence of reclosure. We believe that these results suggest that photoangioplasty of atherosclerosis with ANTRIN has the potential to eliminate or reduce plaque without complications such as thrombosis and reclosure. Additional preclinical studies further indicated that photoangioplasty of atherosclerosis with ANTRIN could be used to treat longer segments of blood vessels, which is not possible with other currently available techniques. ANTRIN's accumulation in plaque and relatively rapid clearance from blood may provide advantages over alternative treatments for atherosclerosis. Removal of inflammatory cells also suggests that ANTRIN may reduce or stabilize vulnerable plaque. Vulnerable plaque is rich in inflammatory cells and prone to rupture causing a sudden blood clot and closure of the vessel. We also believe that photoangioplasty with ANTRIN has potential use in peripheral arterial disease, coronary artery disease and in the treatment of restenosis following balloon angioplasty.

   Clinical Status. In April 1999, we completed enrollment in our Phase I study with ANTRIN photoangioplasty for patients with peripheral arterial disease. Fifty-one patients received an injection of ANTRIN and 47 qualified to receive photoangioplasty of the lower extremities. The two-part study was designed to first establish an optimum dose of ANTRIN by treating successive groups of patients with increasing single doses of the drug. In the second part of the study, we evaluated three doses of light at several drug dose levels. We gave ANTRIN intravenously and delivered light to the inside of the diseased vessel using a 0.89mm optical fiber. We evaluated patients for toxicity and local arterial responses by follow-up angiograms and intravascular ultrasound performed the day of and 28 days after photoangioplasty. Clinical activity was evaluated using several well-established techniques. The ankle-brachial index and the Rutherford-Becker standardized classification of clinical outcomes were measured. The ankle-brachial index is a measurement of the impact of the obstruction on blood pressure in the affected limb. The Rutherford-Becker classification scores, which are based on standards for evaluating and reporting the results of surgical or percutaneous therapy for peripheral arterial disease, measure the change in clinical symptoms due to the treatment intervention.

   In November 1999, we reported results of this trial at the American Heart Association meeting. The study indicated that Antrin photoangioplasty was well tolerated. There was no evidence of dose-limiting systemic or vascular toxicities in the drug and light dose ranges tested. No skin phototoxicity was reported. No treatment-related clinical laboratory abnormalities were noted. There was no evidence of thrombus, emboli or vessel wall damage. Mild and transient paresthesias, or tingling, in the fingertips was observed in patients receiving higher doses of drug. Four patients reported mild and transient skin rash. Baseline and day-28 paired angiograms were available for 43 patients. Overall, these indicated improvement in minimal luminal diameter on day 28 compared to baseline. Of the 19 patients with minimal luminal diameter improvement, 14 had improvement of 10 to 112 percent (mean = 35.6 percent). Intravascular ultrasound data also indicated plaque regression in the arterial lumen. Forty-seven patients were evaluated using Rutherford-Becker classification and ankle-brachial index measurements. Sixty-two percent of these patients had improved Rutherford-Becker scores, and 57 percent had improved ankle-brachial index measurements at day 28.

   We are conducting a 375-patient controlled Phase II study with ANTRIN for patients with peripheral arterial disease of the lower extremities. The study is designed to evaluate both prevention of restenosis following balloon angioplasty and primary treatment of atherosclerosis. In February 2000, we began a Phase I study of Antrin for the treatment of coronary artery disease.

RETINAL DEGENERATION THERAPY

OPTRIN for Treatment of Retinal Degeneration.

   Pharmacyclics and our collaborators have conducted preclinical studies with OPTRIN for treatment of degeneration of the retina caused by abnormal growth of blood vessels. These studies have indicated that OPTRIN selectively eliminates abnormal retinal capillaries after activation by light of an appropriate wavelength. We have entered into a development agreement with Alcon, a leading ophthalmic products company. Under this agreement, we will provide OPTRIN to Alcon for further preclinical and clinical development, regulatory submissions and sales and marketing of OPTRIN for the treatment of ophthalmic diseases.

   Clinical Status. Alcon is currently conducting a Phase II clinical trial with OPTRIN for the photodynamic therapy of patients with retinal degeneration. Alcon presented interim results from this trial at the June 1999 European Society of Ophthalmology meeting in Stockholm, Sweden.

   Alcon treated 58 patients with the wet form of macular degeneration in the Phase I/II study, which was designed to evaluate various treatment regimens in successive groups of patients. Clinical investigators examined increasing doses of drug and light, and varying time intervals between drug administration and light delivery in order to define the optimum treatment parameters. Although primarily a safety study to establish the highest tolerated dose, clinical investigators assessed clinical activity by angiography and measurements of vision. Patients received a single intravenous injection of OPTRIN, followed by light delivered to the retina at various times up to 180 minutes after injection of the drug. In a subset of patients, clinical investigators performed angiography to evaluate distribution and drug uptake in the diseased vessels and clearance from normal retinal tissues.

   Clinical investigators found that OPTRIN accumulated selectively in the abnormal vessels and, depending on the dose of drug and light and the interval between them, resulted in complete or partial closure of diseased vessels after activation with light. In patients treated with doses of drug less than or equal to 2mg/kg, we saw complete or partial closure of diseased vessels in 1 of 19 patients. In the combined groups of patients receiving 2.5 or 3.0 mg/kg of drug, clinical investigators observed complete or partial closure of diseased vessels in 9 of 13 patients. Twenty of 26 patients had complete or partial closure when treated with 4 mg/kg of drug.

   Light dose was also an important factor. Clinical investigators saw complete or partial closure of diseased vessels in 3 of 18 patients treated with light doses of 50 or 75 Joules/cm(2). At a light dose of 100 Joules/cm(2), 19 of 31 patients had complete or partial closure of diseased vessels. In the combined group receiving light doses of 125 or 150 Joules/cm(2), 8 of 9 patients had complete or partial closure of diseased vessels.

   Complete or partial closure of diseased vessels is an indicator for treatment effect. In a preliminary analysis of the patients with complete or partial closure, vision had improved when measured one week after treatment. In the patients without complete or partial closure, vision had decreased when measured one week after treatment. The difference was statistically significant.

   Patients receiving higher doses of OPTRIN experienced transient tingling of the fingertips. For example, in patients receiving less than or equal to 2 mg/kg of drug, 1 of 19 experienced transient tingling of the fingertips, while in the combined group of patients treated with 2.5 or 3 mg/kg, 3 of 13 experienced transient tingling of the fingertips. In patients treated with 4 mg/kg, 20 of 26 experienced transient tingling of the fingertips. One patient developed facial skin toxicity following sun exposure. Clinical investigators observed no other toxicities. In 5 patients, clinical investigators observed damage to normal retina. These patients either received the highest dose of drug (4mg/kg) or received light within a short interval following drug administration. Clinical investigators observed no retinal damage in patients who had received high (125 or 150 Joules/cm(2)) doses of light.

DIAGNOSTIC IMAGING AGENT

CITRA VU for Imaging the Gastrointestinal Tract.

   Our oral magnetic resonance imaging contrast agent, CITRA VU, is not a texaphyrin, but is based on one of our patented compounds. CITRA VU is used for imaging the gastrointestinal tract in patients undergoing MRI procedures of the abdomen or the pelvis. CITRA VU is an orange-flavored oral formulation designed to fill the bowel uniformly to improve diagnosis of abdominal or pelvic diseases.

   Clinical Status. We submitted a new drug application for CITRA VU in September 1995, based upon two multicenter, controlled Phase III studies in patients receiving MRI scans for known or suspected diseases of the abdomen or pelvis. We received an approvable letter in December 1996 which required us to conduct additional product manufacturing and product stability studies. We are in the process of addressing these issues. We cannot be certain that the new drug application will satisfy the FDA's criteria for approval. In 1996, we received approval from the Medicines Control Agency to market CITRA VU in the United Kingdom. In April 1998, we received approval from the Health Protection Branch of Health Canada to market CITRA VU in Canada. However, we will not market CITRA VU in Europe or Canada until we resolve product manufacturing and product stability issues. In addition, because we are changing the level of preservatives in the formulation, we will not market CITRA VU in Europe or Canada until we receive additional marketing approvals.

RESEARCH, CLINICAL DEVELOPMENT AND MARKETING COLLABORATIONS

   We rely on relationships with third parties to expand certain research, clinical development, process development, manufacturing, sales and marketing functions. In the photodynamic therapy field, we have used outside collaborations for development of light sources and delivery devices for use in our preclinical studies and clinical trials so that we could focus on development of our proprietary photosensitizing products.

   National Cancer Institute Collaboration. In April 1997, the Decision Network Committee of the National Cancer Institute Division of Cancer Treatment, Diagnosis and Centers voted unanimously to sponsor and fund clinical development of both XCYTRIN

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

as a radiation enhancer and LUTRIN as a photosensitizer for cancer treatment. Under this cooperative research and development agreement, Pharmacyclics and the National Cancer Institute jointly select clinical trials which will be conducted at leading medical centers for various types of cancer. For XCYTRIN, the National Cancer Institute plans to conduct several separate clinical trials for treatment of brain tumors and cancers involving the lung, pancreas and prostate. For LUTRIN, the National Cancer Institute intends to sponsor several separate clinical trials for the treatment of esophageal, cervical, lung, prostate and ovarian cancers. We believe that these National Cancer Institute-sponsored trials will supplement our own clinical development efforts for both XCYTRIN and LUTRIN. Although third parties will be conducting the trials, we will provide clinical supplies of our drugs and we intend to monitor the progression and results of these trials.

   The University of Texas Agreements. We collaborate with and sponsor research and development programs at The University of Texas at Austin, through a group headed by Jonathan Sessler, Ph.D., Professor of Chemistry at The University of Texas at Austin. Such collaborations and programs extend our research capabilities in the field of expanded porphyrin chemistry. We have entered into two license agreements with The University of Texas at Austin that grant us the worldwide, exclusive right to patents or patent applications that relate to or result from research conducted at The University of Texas at Austin on the use, development and syntheses of expanded porphyrin molecules, and research conducted at The University of Texas at Dallas on the incorporation of paramagnetic metals into zeolites for use as MRI contrast agents. These agreements require us to pay royalties as a percentage of net sales to The University of Texas for products incorporating the licensed technology, including each of our current product candidates. In addition, we and The University of Texas at Austin have entered into sponsored research agreements which expand the products, inventions and discoveries developed by The University of Texas at Austin to which our license rights apply. In connection with The University of Texas license agreements, we also entered into a license agreement with an individual co-inventor of CITRA VU, pursuant to which we have been granted an exclusive royalty-bearing license to manufacture, use and sell certain products that fall within the scope of The University of Texas at Dallas license agreement.

   Alcon Collaboration. In December 1997, we entered into an evaluation and license agreement with Alcon Pharmaceuticals, Ltd. under which Alcon acquired worldwide marketing rights to OPTRIN for ophthalmology uses. Alcon, a wholly-owned subsidiary of Nestle S.A., is a global leader in the research, development, manufacturing and marketing of ophthalmic products. Under the terms of the agreement, we received an upfront fee for Alcon to evaluate OPTRIN for ophthalmology uses for a specified time period. If the evaluation is successful, we will receive an additional license fee, payments upon completion of certain milestones and royalty payments on product sales. Alcon will conduct and bear all costs for world-wide development and commercialization of OPTRIN for ophthalmology uses, as well as costs for regulatory submissions, until the agreement ends. We are required to supply bulk drug substance to Alcon, and Alcon will be responsible for formulation and packaging.

   E-Z-EM Marketing, Sales and Distribution Arrangement. In August 1995, we entered into an agreement with E-Z-EM, Inc., a leading manufacturer and worldwide distributor of oral contrast agents and other products for use in gastrointestinal radiology, for the exclusive marketing and sale of CITRA VU in North America. During fiscal 1997, we signed an additional agreement with E-Z-EM's affiliate, E-Z-EM, Ltd., for marketing, sales and distribution in Europe. Pharmacyclics and E-Z-EM will share equally in the operating profits from the sale of CITRA VU in these regions, and we may also receive premium payments if we achieve certain sales levels. During the term of the agreement, E-Z-EM is prohibited from distributing products that are directly competitive with CITRA VU, except for products that had been or were being developed by E-Z-EM as of the date of our agreement with E-Z-EM and that contain specified chemical compounds. E-Z-EM may terminate the agreement at any time upon six months' notice.

   Nycomed Collaboration. In October 1997, we entered into an agreement with Nycomed, granting Nycomed exclusive sales and marketing rights to LUTRIN for different types of cancer in all markets excluding the United States, Canada and Japan. In exchange for these rights, Nycomed agreed to pay us up to approximately $14.0 million in license fees and cost reimbursement, based upon an agreed budget, milestone payments and development cost subsidies related to the initial cancer uses for LUTRIN to be developed by us and Nycomed. In each case, we must reach certain development, clinical or commercialization milestones to receive payment. Nycomed may pay us approximately $14.0 million in additional milestone payments and cost reimbursement, assuming similar costs and agreement upon a similar budget, during the course of development for subsequent cancer treatments, if such clinical trials are successfully completed. Nycomed has agreed to bear a portion of the device and clinical development costs required for regulatory submission for product approval in the United States. We will then use this information as a basis for approvals in Europe. Pharmacyclics and Nycomed will make regulatory submissions in our respective marketing territories. We are required to supply bulk drug substance to Nycomed through our manufacturing collaborations.

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PATENTS AND PROPRIETARY TECHNOLOGY

   We believe our success depends upon our ability to protect our proprietary technology. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology.

   Our patents, patent applications, and licensed patent rights cover various compounds, pharmaceutical formulations and methods of use. We own or have license rights to:

        -      65 issued U.S. patents; and

        -      9 pending U.S. patent applications, of which

        -      3 of the pending U.S. applications are allowed.

The issued U.S. patents expire between 2009 and 2017. We also own or license 85 issued non-U.S. patents including 65 patents issued throughout Europe and 101 pending non-U.S. patent applications filed regionally under the Patent Cooperation Treaty and with the European Patent Office, and nationally in Canada, Japan, Australia and certain other countries.

   We may be unsuccessful in prosecuting our patent applications or patents may not issue from our patent applications. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may held invalid and unenforceable against third parties.

   We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require all of our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and these agreements provide that all inventions arising out of the relationship with Pharmacyclics shall be our exclusive property.

SUPPLY AGREEMENTS

   We currently use third parties to manufacture various components of our products under development.

   Texaphyrin-based Products. In September 1996, we entered into an agreement with Hoechst Celanese Corporation, a manufacturer of chemicals and pharmaceutical intermediates, to optimize and scale up a manufacturing process for and supply of our texaphyrin-based products. In October 1997, Hoechst Celanese assigned the agreement to Celanese, Ltd. in connection with Hoechst Celanese's corporate restructuring. This agreement granted Celanese exclusive worldwide manufacturing rights and required Celanese to supply all of our texaphyrin-based products for late-stage clinical and commercial use. As a result of the change in its business focus, Celanese requested that we pursue alternative supply sources. On August 27, 1999, we entered into an agreement to terminate the manufacturing and supply agreement with Celanese. Pursuant to that agreement, Celanese assigned to us all right, title and interest in and to the manufacturing technology and intellectual property for our texaphyrin-based products and agreed to make a cash payment of $750,000 to us. The termination agreement also relieved us of all obligations to pay Celanese for shared development costs incurred prior to termination of the agreement.

   During discussions with Celanese that resulted in the termination of the manufacturing and supply agreement, we entered into agreements with three new manufacturers to evaluate their ability to supply us with the components of the texaphyrin-based products. They are currently in the process of producing initial supplies, which include commercial quantities, of such products for delivery to us during fiscal year 2000. We have sufficient quantity of texaphyrin-based products to supply our current clinical trial plans.

   Photodynamic Therapy Light Production and Delivery Devices. In connection with our development of LUTRIN and ANTRIN as photosensitizers, we have developed certain light sources and delivery methods, such as lasers and light emitting diodes. We have purchased light emitting diode devices capable of producing the required wavelength of light for use in photodynamic therapy with LUTRIN. We have also used light emitting diode devices in preclinical animal studies and Phase I and Phase II trials. In addition, we have acquired from CardioFocus, Inc. cylindrically diffusing light fibers for animal studies and for use in Phase I and Phase II studies in cardiovascular disease. In October 1997, we entered into a development agreement with Diomed, Inc. under which Diomed would develop a diode laser system for use in photodynamic therapy. This effort was successful and we have used Diomed lasers in our ANTRIN and LUTRIN clinical trials. In addition, we may seek other suppliers of light delivery devices for clinical trials and commercial purposes, although we cannot be certain that any agreements will be reached with such suppliers on terms commercially reasonable to us, if at all.

COMPETITION

   We face intense competition from pharmaceutical companies, universities, governmental entities and others in the development of therapeutic and diagnostic agents for the treatment of diseases which we target. Many of these entities have significantly greater research and development capabilities than us, as well as substantial marketing, manufacturing, financial and managerial resources. Acquisitions of, or investments in, competing pharmaceutical companies by large collaborating partners could increase such competitors' financial, marketing, manufacturing and other resources. Developments by others may render our products or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Competitors may be developing products that have an entirely different approach or means of accomplishing similar diagnostic, imaging and therapeutic effects than our products under development.

   Although the FDA has not yet approved any agents for the enhancement of radiation therapy or chemotherapy, we expect significant competition in these fields, as we believe that one or more companies are developing and testing products which compete directly with our products under development. These companies may succeed in developing technologies and products that are more effective than XCYTRIN or would render our products or technologies obsolete. Moreover, certain existing chemotherapy agents also are used as radiation enhancers. See "Risk Factors -- We face rapid technological change and intense competition."

   The FDA has approved Photofrin(R), a photosensitizer developed by QLT Phototherapeutics, Inc., for the treatment of specific types of cancer. We are aware of several other photosensitizers in various stages of development for a number of uses. In addition to QLT Phototherapeutics, Inc., other companies are developing products in this area. Some companies developing photodynamic therapy products are developing specialized light delivery devices for their products, which, when combined with their product offering, may give them a competitive advantage over our strategy of obtaining such devices from third-party sources.

   We also face intense competition in the treatment of atherosclerosis which currently includes the use of pharmaceutical agents and devices. Various drugs also have been shown to reduce or prevent atherosclerosis. Balloon angioplasty and stents are widely-used and generally accepted techniques to reduce the narrowing of vessels by atherosclerosis. We believe that photoangioplasty with ANTRIN may provide advantages over these techniques.

   We face substantial competition in the treatment of macular degeneration. Several other approaches to treatment are being investigated, including the use of other photosensitizers and drugs. Recently, QLT Phototherapeutics, Inc. reported that their photosensitizer, VISUDYNE, produced positive clinical results in a controlled phase III clinical trial in patients with age-related macular degeneration. Although we believe our photosensitizer has advantages over VISUDYNE, we expect that VISUDYNE will receive regulatory approval sooner than OPTRIN.

   We also expect competition in the development of improved oral MRI contrast agents to increase substantially.

GOVERNMENT REGULATION

FDA Regulation and Product Approval

   The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. We believe that our products will be regulated as drugs by the FDA rather than as biologics or devices.

   The process required by the FDA before our products may be marketed in the U.S. generally involves the following:

        -      preclinical laboratory and animal tests;

        - submission of an IND application which must become effective before clinical trials may begin;

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

        - adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in our intended use; and

        -      FDA approval of a new drug application.

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approval will be granted on a timely basis, if at all.

   Preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board at the medical center proposing to conduct the clinical trials must review and approve any clinical study.

   Human clinical trials are typically conducted in three sequential phases which may overlap:

        - PHASE I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

        - PHASE II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

        - PHASE III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

   In the case of products for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and thus these trials are frequently referred to as Phase I/II trials. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or the Institutional Review Board or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

   The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a new drug application for approval of the marketing and commercial shipment of the product. The FDA may deny a new drug application if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the new drug application does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

   On November 21, 1997, President Clinton signed into law the Food and Drug Administration Modernization Act. That act codified the FDA's policy of granting "Fast Track" approval for cancer therapies and other therapies intended to treat severe or life-threatening diseases. Previously, the FDA approved cancer therapies primarily based on patient survival rates and/or data on improved quality of life. The FDA considered evidence of partial tumor shrinkage, while often part of the data relied on for approval, insufficient by itself to warrant approval of a cancer therapy, except in limited situations. Under the FDA's new policy, which became effective on February 19, 1998, the FDA has broadened authority to consider evidence of partial tumor shrinkage or other clinical outcomes for approval. This new policy is intended to facilitate the study of cancer therapies and shorten the total time for marketing approvals; however, it is too early to tell what effect, if any, these provisions may actually have on product approvals.

   In addition to the drug approval requirements applicable to our LUTRIN product for photosensitization of certain cancers and ANTRIN for photoangioplasty of atherosclerosis, we will also need to obtain FDA approval for the laser and associated light delivery devices used in such treatments. To obtain approval of such devices, Pharmacyclics and the manufacturers of such devices must submit additional clinical data obtained from the use of such devices with LUTRIN and ANTRIN, which may further delay or hinder the approval process for these photosensitizers. Manufacturers of such light delivery devices currently are under no obligation to us to file or pursue such applications, and any delay or refusal on their part to do so could have a material adverse effect on us.

   Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and to impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our products abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

   Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the GMP regulations and other FDA regulatory requirements.

   The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements. We and our products are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

   The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations which could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation which might arise from future legislative or administrative action, either in the U.S. or abroad.

EMPLOYEES

   As of February 29, 2000, we had 121 employees, 9 of whom were part-time. One hundred eleven of our employees are engaged in research, development, preclinical and clinical testing, manufacturing, quality assurance and quality control and regulatory affairs and 10 in finance, administration and operations. Twenty-three of our employees have an M.D. or Ph.D. degree. Our future performance depends in significant part upon the continued service of our key scientific, technical and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could harm our business.

   Our future success also depends on our continuing ability to attract, train and retain highly qualified scientific and technical personnel. Competition for these personnel is intense, particularly in the San Francisco Bay Area where we are headquartered. Due to the limited number of people available with the necessary scientific and technical skills, we can give no assurance that we can retain or attract key personnel in the future. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

FACILITIES

   Our corporate offices are located in Sunnyvale, California, where we lease approximately 32,500 square feet under a lease that expires in January 2002. As of August 31, 1999, the annual base rent for this facility was approximately $384,000. This facility includes administrative and research and development space. In April 1999, we entered into a 2 1/2 year lease, with a one year automatic renewal option, for an 18,000 square feet facility also in Sunnyvale. This facility is used for administrative space, and the annual base rent is approximately $348,000. Both leases are non-cancelable operating leases. We believe that the office space that we currently lease in Sunnyvale will be sufficient to meet our needs through at least the next 12 months.

                              SELLING STOCKHOLDERS

   The following table sets forth certain information, as of the date hereof, with respect to the number of shares of common stock owned by each of the selling stockholders and as adjusted to give effect to the sale of the common stock offered hereby. The common stock is being registered to permit public secondary trading of the common stock, and the selling stockholders may offer the common stock for resale from time to time. See "Plan of Distribution".

   The common stock being offered by the selling stockholders was acquired from Pharmacyclics under a private placement transaction pursuant to a Common Stock Purchase Agreement dated March 2, 2000, at a purchase price of $73.25 per share. The common stock was placed with the use of a placement agent and was issued pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 506 of Regulation D thereof. See "Recent Developments --- Private Placement." None of the selling stockholders has had a material relationship with Pharmacyclics within the past three years other than as a result of the ownership of the common stock registered by this registration statement or other securities of Pharmacyclics.

   Each selling stockholder that purchased common stock pursuant to the Common Stock Purchase Agreement represented to Pharmacyclics that it was acquiring the common stock for investment and with no present intention of distributing the common stock. In lieu of granting the selling stockholders demand registration rights, Pharmacyclics has filed with the Commission, under the Securities Act, a Registration Statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the common stock from time to time on the Nasdaq National Market or in privately-negotiated transactions and has agreed to use its best efforts to keep such Registration Statement effective until the earlier of (i) such date as all of the shares of common stock covered by the Registration Statement have been resold or (ii) such time as all of the shares of common stock purchased by each purchaser can be sold within a 90-day period without compliance with the registration requirements of the Securities Act pursuant to Rule 144 thereunder.

   The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below:


                                        Number of Shares
                                              Owned                                    Ownership
                                      Prior to Offering(1)       Number of         After Offering(1)
                                    ----------------------        Shares        ----------------------
      Name and Address of            Number of                    Being         Number of
       Selling Stockholders           Shares       Percent        Offered        Shares        Percent
                                    ---------      -------       ---------      ---------      -------
AP Asset                              205,000          1.3%        205,000            ---          ---
    31 West 52nd St. 9th Floor
    New York, NY 10019

DWS Investment                        517,000          3.2%        342,000        175,000          1.1%
    31 West 52nd St. 9th Floor
    New York, NY 10019

Metzler Investment                    333,100          2.1%        205,000        128,100            *
    59 Wall Street
    New York, NY 10005

Investors Group                       485,600          3.0%         68,000        417,600          2.6%
    447 Portage Avenue
    Winnipeg, Manitoba R3C-3B6
    Canada
                                    ---------      -------       ---------      ---------      -------

        Total                       1,540,700          9.7%        820,000        720,700          4.5%
                                    =========      =======       =========      =========      =======

--------
* Less than 1%.

(1) Percentage of beneficial ownership is calculated assuming 15,955,226 shares of common stock were outstanding as of March 13, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.
                              PLAN OF DISTRIBUTION

The resale shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at:

-       fixed prices;

-       market prices at the time of sale;

-       varying prices determined at the time of sale; or

-       negotiated prices

The selling stockholders may offer their resale shares in one or more of the following transactions:

- on any national securities exchange or quotation service at which the common stock of Pharmacyclics may be listed or quoted at the time of sale, including the Nasdaq National Market;

-       in the over-the-counter market;

-       in private transactions;

-       through options; and

- by pledge to secure debts and other obligations, or a combination of any of the above transactions.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

    The resale shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

    Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under rule 144 rather than under the terms of this prospectus. The selling stockholders may transfer, will or gift such shares by other means not described in this prospectus.

    To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

    Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for nine business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act which may limit the timing of purchases and sales of common stock by the selling stockholders or any other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

   We will pay all costs and expenses associated with the registration of the resale shares. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. We estimate that our expenses in connection with this offering will be approximately $94,857. All expenses for the issuance of a supplement to this prospectus, when requested by selling stockholder(s), will be paid by the requesting stockholder(s). The selling stockholders will pay all commissions, transfer taxes and other expenses associated with the sale of the resale shares by them.

                                  LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for Pharmacyclics by Cooley Godward LLP, Palo Alto, California.


                                     EXPERTS

   The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended June 30, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

  No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Pharmacyclics or any of the Underwriters or by any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy a security other than the shares of common stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                ----------------



                 TABLE OF CONTENTS

                                                      Page
                                                      ----
Available Information .......................           1
Incorporation of Certain Documents
  By Reference ..............................           1
Prospectus Summary ..........................           2
Risk Factors ................................           4
Use of Proceeds .............................          11
Business ....................................          12
Selling Stockholders ........................          26
Plan of Distribution ........................          27
Legal Matters ...............................          28
Experts .....................................          28


                                 820,000 SHARES


                               PHARMACYCLICS, INC.


                                  COMMON STOCK




                                ----------------

                               P R O S P E C T U S
                                ----------------





                             ________________ , 2000




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth all costs and expenses, other than the underwriting discounts and commissions, payable by the company in connection with the sale of common stock being registered hereby. All of the amounts shown are estimates except the SEC registration fee and the Nasdaq National Market listing fee.

                                                        AMOUNT
                                                      TO BE PAID
                                                      ----------
SEC registration fee ........................          $ 9,857
National Market listing fee .................           17.500
Accounting fees and expenses ................           10,000
Legal fees and expenses .....................           50,000
Printing and engraving expenses .............            5,000
Transfer Agent and registrar fees ...........            2,500
                                                       -------
          Total .............................          $94,857
                                                       =======


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

   Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

   The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant's directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant has entered into indemnification agreements with all of its officers and directors, as permitted by the DGCL.


                                     II-1.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a)EXHIBITS

      EXHIBIT
       NUMBER  DESCRIPTION
       ------  -----------

        5.1    Opinion of Cooley Godward LLP.

        23.1   Consent of Independent Accountants.

        23.2   Consent of Cooley Godward LLP (included in Exhibit 5.1).

        24.1 Power of Attorney (included in the signature page of this Registration Statement, page II-4).

----------

   (b) FINANCIAL STATEMENT SCHEDULES

   None.

ITEM 17. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Pharmacyclics pursuant to the provisions described in Item 15, or otherwise, Pharmacyclics has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Pharmacyclics of expenses incurred or paid by a director, officer or controlling person of Pharmacyclics in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Pharmacyclics will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(b) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                     II-2.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California on this 30th day of March, 2000.

                                 PHARMACYCLICS, INC.

                                 By:        /s/ RICHARD A. MILLER
                                      ------------------------------------------
                                                Richard A. Miller, M.D.
                                         President and Chief Executive Officer
                                             (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

   That the undersigned officers and directors of Pharmacyclics, a Delaware corporation, do hereby constitute and appoint jointly and severally, Richard A. Miller, M.D., and Leiv Lea, and each of them, the lawful attorneys and agents, with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act, and any rules or regulations or requirements of the Securities and Exchange Commission in connections with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directions in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents or any of them shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

   IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.


              SIGNATURE                                    TITLE                                          DATE
              ---------                                    -----                                          ----
    /s/     RICHARD A. MILLER             President and Chief Executive Officer and Director          March 30, 2000
-------------------------------------     (Principal Executive Officer)
         Richard A. Miller, M.D.

    /s/         LEIV LEA                  Vice President, Finance and Administration and              March 30, 2000
-------------------------------------     Chief Financial and Accounting Officer
                Leiv Lea                  (Principal Financial Officer)


    /s/    PHYLLIS I. GARDNER             Director                                                    March 30, 2000
-------------------------------------
           Phyllis I. Gardner

    /s/     MILES R. GILBURNE             Director                                                    March 30, 2000
-------------------------------------
            Miles R. Gilburne

    /s/      WILLIAM R. ROHN              Director                                                    March 30, 2000
-------------------------------------
             William R. Rohn

    /s/     JOSEPH C. SCODARI             Director                                                    March 30, 2000
-------------------------------------
            Joseph C. Scodari

    /s/      CRAIG C. TAYLOR              Director                                                    March 30, 2000
-------------------------------------
             Craig C. Taylor


                                     II-3.

                               PHARMACYCLICS, INC.

                                INDEX TO EXHIBITS


      EXHIBIT
      NUMBER   DESCRIPTION
      ------   -----------

        5.1    Opinion of Cooley Godward LLP

        23.1   Consent of Independent Accountants

        23.2   Consent of Cooley Godward LLP (included in Exhibit 5.1)

        24.1 Power of Attorney (included in the signature page of this Registration Statement, page II-4).


                                     II-4.